FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

9th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

   Item

1. Decision on Calling Shareholders` Meeting (Revised)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: March 11, 2009	By:	/s/ Chang Keun Kim
		Name:	CHANG KEUN KIM
		Title:	Chief Executive Officer

Item 1.

Decision on Calling Shareholders` Meeting

Revised(Report)
Revised Date	2009-03-10

1. Related Revised Disclosure	Decision on Calling Shareholders` Meeting
2. Related Revised Disclosure date	2-18-2009
3. Reason For Revised	Simple Miss Typed
4. Revised Item
Revised Item	Before Revised	After Revised
Item 1	Item 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 9th Fiscal Year	Item 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Accumulated Deficit for the 9th Fiscal Year

-

1. Date and Time	Date	03-27-2009
	Time	AM 08:30
2. Place		1F, The Korean Federation of Teachers’ Associations’ Convention Hall, 142 Woomyeon-dong, Seocho-Ku, Seoul, Korea 137-715
3. Agenda and Key Issues
Item 1: Approval of Balance Sheet, Income Statement and Statement of Appropriation of Accumulated Deficit for the 9th Fiscal Year
Item 2: Amendments of the Articles of Incorporation
Item 3: Election of Director
Item 4: Election of Members of Audit Committee
Item 5-1: Approval of Grant of Stock Purchase Option by Board of Directors
Item 5-2: Approval of Grant of Stock Purchase Option from Annual General Meeting of Shareholders
Item6: Approval of Limitation on Remuneration for Directors

4. Date of Board of Directors Resolution		02-18-2008
-Outside Directors in Attendance	Number Present	3
	Number Absent	-
-Auditors in Attendance (on Audit Committee who are not outside directors)		Present
5. Other
※ Relevant Disclosure

Details of Elected Outside Director

Name	Date of Birth	Term	Newly Elected/reelected	Career	Present Post	Education	Nationality
Hyuk-Yun Kim	1971-09-03	2	Newly Elected	SanDong Accounting Firm (1997 - 2000) CPA KTB Network (2000 - 2001) Kim&Chang (2001 - Present) CPA	Kim&Chang CPA	University of Southern California, graduate school of business administration	Korea

Details of Elected Auditing Committee

Name	Date of Birth	Term	Newly Elected/reelected	Career	Present Post	Education	Nationality
Hyuk-Yun Kim	1971-09-03	2	Newly Elected	SanDong Accounting Firm (1997 - 2000) CPA KTB Network (2000 - 2001) Kim&Chang (2001 - Present) CPA	Kim&Chang CPA	University of Southern California, graduate school of business administration	Korea